February 6, 2019

Stephen Smith
Chief Financial Officer
Inseego Corp.
9605 Scranton Road, Suite 300
San Diego, CA 92121

       Re: Inseego Corp
           Form 10-K for the Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 001-38358

Dear Mr. Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications